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July 17, 2012

Ms. Maryse Mills-Apenteng

Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Cazador Acquisition Corporation Ltd.

Registration Statement on Form S-4

Filed June 12, 2012

File No. 333-182076

Dear Ms. Mills-Apenteng:

On behalf of our client, Cazador Acquisition Corporation Ltd., a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated July 10, 2012 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 12, 2012. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended S-4”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the marked copy of the Amended S-4 that is being provided to you under separate cover. Terms used but not defined herein have the respective meanings assigned thereto in the Amended S-4.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH

MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Ms. Maryse Mills-Apenteng July 17, 2012 Page 2

General

1.           We note the discussion on page F-60 regarding Net Element’s acquisition of Motorsport, LLC in February 2011. Tell us how you considered the guidance in Items 17(a) and 14(e) of Form S-4 to include financial statements and pro forma information pursuant to Rules 8-04 and 8-05 of Regulation S-X for this acquisition. In your response, please provide the significance test calculations that support your conclusion.

The information required by Items 2.01 and 9.01 of Form 8-K for the Motorsport acquisition was included by Net Element in its Transition Report, as amended, on Form 10-KT/A filed with the Securities and Exchange Commission on February 3, 2011 pursuant to the Staff's guidance set forth in Question 101.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Exchange Act Form 8-K. The triggering event (completion of Net Element's acquisition of Motorsport, LLC) occurred on February 1, 2011, which was within four business days before Net Element's filing of such Form 10-KT/A.

Based on the level of significance as determined under Rule 1-02(w) of Regulation S-X, Net Element included audited financial statements of Motorsport.com, Inc. for the years ended December 31, 2010 and 2009.

2.           Please tell us whether you consider OpenFilm to be a predecessor to the company’s business and explain, in detail, the basis for your conclusion.

Net Element does not consider Openfilm, LLC to be a predecessor to Net Element's business as it believes its own operations prior to its acquisition of Openfilm, LLC on December 14, 2010 were not insignificant relative to the operations acquired of Openfilm, LLC. As stated in Section 1170.1 of the Division of Corporation Finance Financial Reporting Manual, for purposes of financial statements, the designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant's own operations before the succession appear insignificant relative to the operations assumed or acquired. From April 1, 2010 (following Net Element's exit from the oil and gas service industry) up until Net Element's acquisition of Openfilm, LLC, Net Element pursued a strategy to develop and/or acquire technology and applications for use in the online media industry while concurrently pursuing the development of an alternative energy services business. Net Element abandoned its efforts to develop an alternative energy services business to focus only on the online media industry near the time that it acquired Openfilm, LLC.

The table below reflects the results of operations of both Net Element and Openfilm for the period from January 1, 2010 through December 13, 2010 (the day prior to Net Element's acquisition of Openfilm, LLC):

	Openfilm, LLC	Net Element, Inc.
Sales	38,655	-
Less: Cost of Sales	313,672	1,394
Gross Margin	(275,017)	(1,394)

Operating Expenses	538,057	2,059,604

Operating Loss	(813,074)	(2,060,998)

Ms. Maryse Mills-Apenteng July 17, 2012 Page 3

Both Net Element and Openfilm had de minimus sales during the foregoing period. However, Net Element was actively working on developing technologies and applications for use in the online media industry during the period, resulting in an operating loss of more than $2 million. Net Element's operating expenses during the period include approximately $1.2 million of compensation expense attributable to the compensation of Net Element's executive officers and approximately $200,000 of expenses attributable to filing fees, D&O insurance, investor relations fees, professional fees and miscellaneous expenses that Net Element considers to be unrelated to its development activities. After deducting such expenses, Net Element's operating expenses that are directly attributable to its development activities totals approximately $700,000, which is significant relative to the operations acquired of Openfilm, LLC.

3.           Please tell us when you filed an Item 2.01/9.01 Form 8-K for the Motorsport acquisition, or how you determined that a Form 8-K was not required.

Please see the response to Comment 1 above.

Notices of Special Meeting of Shareholders

4.           Please disclose the percentage of your outstanding shares beneficially owned by your sponsor both here and in the applicable “Questions and Answers for Cazador Shareholders” on page 11.

Changes in response to the Staff’s Comment have been made on the cover page of the joint proxy statement/prospectus, in the Notices of Special Meeting of Shareholders and on pages 8, 58, 69, 116, 120 and 121 of the Amended S-4.

Forward-Looking Statements, page i

5.           Please delete the reference to the “Private Securities Litigation Reform Act of 1995.” As a blank check company, you cannot rely on this safe harbor. See Section 27A(b)(1)(B) of the Securities Act.

Changes in response to the Staff’s Comment have been made to the “Forward-Looking Statements” on page i of the Amended S-4.

Summary

How do the Net Element insiders intend to vote their shares, page 17

6.           Here and elsewhere, you state that Mr. Zoi owns, in combination with the holdings of entities that he controls, approximately 59.4% of the issued and outstanding shares of Net Element’s common stock as of June 11, 2012 (67.2% assuming the exercise of options and warrants Mr. Zoi owns which are currently exercisable). Please explain why this appears to vary from your beneficial ownership disclosure on page 139.

Ms. Maryse Mills-Apenteng July 17, 2012 Page 4

 The variation results from the fact that, other than the table appearing under “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” on page 106 of the Amended S-4, the Company has assumed a cashless exercise by Mr. Zoi of options and warrants which he owns and which are currently exercisable. The table appearing under “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” on page 106 is presented in compliance with Item 403 of Regulation S-K and does not make such an assumption. However, given that Mr. Zoi will enter into a conversion agreement in connection with the merger pursuant to which the Net Element stock options and warrants he owns will be exercised on a cashless basis, the Company and Net Element believe that it is appropriate to present Mr. Zoi’s dilutive ownership of Net Element Common Stock under the assumption of a cashless exercise elsewhere in the Amended S-4. As a result, the disclosure appearing on the cover page of the joint proxy statement/prospectus, in the Notices of Special Meeting of Shareholders and on pages 12, 41, 124, 127 and 145 of the Amended S-4 has been revised to clarify this difference.

Interests of Officers and Directors in the Business Combination, page 26

7.           Please quantify the financial interests referenced in this section. Make a similar revision to the related risk factor on page 62.

Changes in response to the Staff’s Comment have been made to pages 19 and 49 of the Amended S-4.

Risk Factors

Risk Factors Relating to Cazador

“Cazador may have insufficient time or funds to complete an alternative… ,” page 38

8.           This risk factor is nearly identical to the immediately preceding and following risk factors. Please revise to avoid unnecessary duplication.

Changes in response to the Staff’s Comment have been made to page 30 of the Amended S-4.

“Cazador’s working capital will be reduced if holders… ,” page 43

9.          Please disclose that at least $23.5 million must remain in your trust fund in order for the merger to proceed.

Changes in response to the Staff’s Comment have been made to pages 9, 30, 31, 34, 53, 58 and 139 of the Amended S-4.

Risk Factors Relating to Net Element

“Net Element’s financial condition creates doubt whether it will continue … ,” page 45

Ms. Maryse Mills-Apenteng July 17, 2012 Page 5

10.         Please disclose that Net Element’s independent registered public accounting firm issued a going concern opinion for its audit of the financial statements in Net Element’s annual report on Form 10-K for the fiscal year ended December 31, 2011. See Item 3 of Form S-4. Please make a similar revision to the related disclosure on page 123.

Changes in response to the Staff’s Comment have been made to pages 35 and 95 of the Amended S-4.

Risk Factors Relating to the Business Combination

“There are inherent risks in the Cazador board’s performing its own valuation… ,” page 60

11.         Please discuss the risk that the lack of a fairness opinion may cause increased numbers of your shareholders to demand redemption, depleting trust funds, and potentially impacting your ability to consummate the acquisition. See Item 3 of Form S-4.

Changes in response to the Staff’s Comment have been made to page 47 of the Amended S-4.

“Both Cazador shareholders and Net Element shareholders will have a reduced… ,” page 63

12.         In this risk factor, or a new risk factor, please discuss the risks associated with Mr. Zoi’s post-merger beneficial ownership of at least 54.3% of the company, assuming no redemptions of shares held by Cazador shareholders. See Item 3 of Form S-4. In addition, add related disclosure to the cover page, notices of special meeting of shareholders, and summary.

Changes in response to the Staff’s Comment have been made to the cover page of the joint proxy statement/prospectus, in the Notices of Special Meeting of Shareholders and on pages 13, 50, 124, 127 and 145 of the Amended S-4.

“Cazador and Net Element will incur significant transaction and merger-related…,” page 65

13.         Please quantify the estimated costs, if known and material. See Item 3 of Form S-4.

Changes in response to the Staff’s Comment have been made to page 51 of the Amended S-4.

“A portion of the funds in the trust account may be used to redeem… ,” page 68

14.         Please discuss whether $23.5 million, the amount that must remain in your trust fund in order for the merger to proceed, is sufficient to fund the working capital requirements of the post-merger company. See Item 3 of Form S-4.

Changes in response to the Staff’s Comment have been made to page 53 of the Amended S-4.

Information About Cazador, page 69

15.         Article 47.1(b) of your Articles of Association requires you to acquire at least a controlling interest of a target business (meaning more than 50% of the voting securities of such target business). Please discuss this requirement and how your proposed acquisition of Net Element complies with such requirement.

Ms. Maryse Mills-Apenteng July 17, 2012 Page 6

Changes in response to the Staff’s Comment have been made to pages 57 and 58 of the Amended S-4.

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters, page 91

16.         Please disclose the person or persons with sole or shared voting power and/or investment power over the shares beneficially owned by each legal entity. See Item 18(a)(5)(ii) of Form S-4.

Changes in response to the Staff’s Comment have been made to page 71 of the Amended S-4.

Information About Net Element

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 114

17.         Please discuss the key challenges Net Element is facing. See Item 17(b)(5) of Form S-4, and for guidance, refer to Section III.A of SEC Release No. 33-8350. For example, we note the various business risks discussed on pages 45 through 51.

Changes in response to the Staff’s Comment have been made to page 89 of the Amended S-4.

The Special Meeting of Cazador Shareholders

Voting by Cazador’s Directors, Executive Officers and Sponsor, page 150

18.         Please quantify the number of shares held by Cazador’s directors, executive officers, and sponsor here, and wherever else referenced. See Item 18(a)(5)(i) of Form S-4.

Changes in response to the Staff’s Comment have been made to the cover page of the joint proxy statement/prospectus and on pages 8, 58, 69, 116, 120 and 121 of the Amended S-4.

Cazador Proposal No. 1 — Approval and Adoption of the Merger Agreement, page 154

19.         Please clarify that even if a majority of your shareholders approve this proposal, you cannot proceed with the merger unless at least two-thirds of your shareholders approve Cazador Proposal No. 2. Please also disclose that even if a majority of shareholders approve the transaction, you cannot proceed with the merger if, due to redemptions by shareholders, you have less than $23.5 million in the trust account.

Changes in response to the Staff’s Comment have been made to page 120 of the Amended S-4.

Cazador Proposal No. 2 — Approval of the Cazador Domestication, page 155

20.         Please disclose what will happen if your shareholders approve this proposal, but do not approve Cazador Proposal No. 1.

Ms. Maryse Mills-Apenteng July 17, 2012 Page 7

Changes in response to the Staff’s Comment have been made to pages 8, 15, 121 and 132 of the Amended S-4.

The Business Combination

General Description of the Business Combination, page 165

21.         You state that the Exchange Ratio “initially” is 0.025 shares of NEI common stock per share of Net Element common stock. Please clarify here, and throughout the registration statement, if any of the following are currently contemplated between now and completion of the merger: stock splits, reverse stock splits, stock dividends, extraordinary cash dividends, reorganizations, recapitalizations, reclassifications, combinations, exchange of shares or other like changes. If none of these events are currently contemplated, explain how the Exchange Ratio would be other than 0.025 shares of NEI common stock per share of Net Element common stock.

Changes in response to the Staff’s Comment have been made to the cover page of the joint proxy statement/prospectus and on pages 11, 16, 129, 155 and 177 of the Amended S-4.

Background of the Business Combination

Background, page 166

22.         The penultimate paragraph on page 167 states that your management determined that the fair market value of Net Element was approximately $107 million by multiplying the last reported sale price per share of Net Element common stock by the number of shares to be acquired. Discuss how you determined that this was an appropriate method for valuing Net Element, including any other valuation methods considered by management, such as the values of comparable businesses, earnings and cash flow, book value, liquidation value, etc., and why you chose not to use these valuation methods. In addition, it appears that Net Element is not traded in an active market, and traded between $0.01 per share and $1.05 per share during the last fifteen months. Discuss how you determined that the last reported sales price was an appropriate indicator of the value of Net Element.

Changes in response to the Staff’s Comment have been made to page 131 of the Amended S-4.

23.         The penultimate paragraph on page 167 states that your management determined the fair market value of Net Element. The prospectus for your initial public offering stated that the fair market value of a target business or businesses would be determined by the disinterested members of your board of directors. Please explain. To the extent that the procedures used to determine the fair market value of Net Element varied from the procedures described in the prospectus for your initial public offering, please include relevant risk factor disclosure.

Changes in response to the Staff’s Comment have been made to pages 131 and 132 of the Amended S-4 to clarify that the Cazador board unanimously approved the implied valuation of Net Element after reviewing and discussing detailed valuation information and analysis regarding Net Element prepared by Cazador’s management. The Company believes this process is consistent with the procedures described in the prospectus used in its initial public offering.

Ms. Maryse Mills-Apenteng July 17, 2012 Page 8

24.         Please revise the last paragraph on page 167 to provide a detailed discussion of how you determined the Exchange Ratio, and the amount and type of consideration, and any related negotiations between you and Net Element.

Changes in response to the Staff’s Comment have been made to page 131 of the Amended S-4.

The Cazador Domestication, page 168

25.         Please discuss why Cazador’s change of jurisdiction of incorporation was included as a condition to closing the merger.

Changes in response to the Staff’s Comment have been made to pages 6 and 132 of the Amended S-4.

Recommendation of the Cazador Board; Cazador’s Reasons for the Business Combination, page 172

26.         On pages 172 and 173, you list considerations that your board of directors thought should be of primary importance with respect to any acquisition candidate. Please discuss how your board of directors considered each of these factors in recommending a business transaction with Net Element. See Item 4(a)(2) of Form S-4.

Changes in response to the Staff’s Comment have been made to pages 135 and 136 of the Amended S-4.

27.         You assert on page 173, and elsewhere, that Net Element has advantages in certain criteria, such as its strategic position and business model, among others. Please provide a more detailed explanation of how your management concluded that Net Element had advantages in these areas. See Item 4(a)(2) of Form S-4.

Changes in response to the Staff’s Comment have been made to pages 135 and 136 of the Amended S-4.

28.         Please discuss any risks and other potentially negative factors considered by your board of directors. See Item 4(a)(2) of Form S-4.

Changes in response to the Staff’s Comment have been made to pages 135 and 136 of the Amended S-4.

Recommendation of the Net Element Board; Net Element’s Reasons for the Business Combination, page 178

29.         Please revise the last paragraph on page 178 to explain why Mr. Piovanetti and ACM reviewed Net Element’s business plan and opportunities and advised Net Element on its operational and financial prospects in 2011.

Ms. Maryse Mills-Apenteng July 17, 2012 Page 9

Changes in response to the Staff’s Comment have been made to pages 139 and 140 of the Amended S-4 to clarify that, at the request of Mr. Zoi, Mr. Piovanetti and his associates at ACM reviewed Net Element’s business plan and opportunities and commented on Net Element’s operational and financial prospects. This review took the form of an informal discussion with Net Element’s senior management over two days. None of Mr. Piovanetti, ACM or Mr. Piovanetti’s associates at ACM received any compensation for their time or views. No report or other formal analysis was presented to Mr. Zoi.

Interests of Officers and Directors in the Business Combination

Interests of Cazador Officers and Directors in the Business Combination, page 183

30.         In the second bullet point, please quantify the number of shares underlying warrants held by Cazador’s sponsor. See Item 18(a)(5)(i) of Form S-4.

Changes in response to the Staff’s Comment have been made to page 143 of the Amended S-4.

Interests of Net Element Officers and Directors in the Business Combination, page 184

31.         Please disclose the names of the officers and directors of Net Element that will become officers and directors of Cazador.

Changes in response to the Staff’s Comment have been made to pages 143 and 144 of the Amended S-4.

32.         Please revise the fourth and fifth bullet points to discuss how the restricted stock and Net Element stock options, warrants and other convertible securities held by Net Element executive officers and directors will be treated. In addition, quantify the amounts held, and the shares that they will receive.

Changes in response to the Staff’s Comment have been made to page 144 of the Amended S-4 to discuss how the restricted stock and Net Element stock options, warrants and other convertible securities held by Net Element executive officers and directors will be treated and to quantify the amounts held and the shares they will receive.  The bullet point with respect to the contribution of shares of Net Element Common Stock held by the executive officers and directors of Net Element and affiliates of directors to Net Element has been deleted as there has been no (and there will be no) contribution of shares of Net Element Common Stock in connection with the merger.

33.         Please revise the first bullet point on page 185 to explain the share escrow and note transfer arrangements entered into between the executive officers of Net Element and Net Element’s principal shareholders in connection with the merger.

In response to the Staff’s Comment, the referenced bullet point has been deleted because no share escrow or note transfer arrangements have been entered into (or will be entered into) between the executive officers of Net Element and Net Element's principal shareholders in connection with the merger.

Ms. Maryse Mills-Apenteng July 17, 2012 Page 10

34.          Please revise the second bullet point on page 185 to explain why Mr. Zoi, through Enerfund, LLC, paid a portion of Cazador’s legal fees.

 Changes in response to the Staff’s Comment have been made to page 144 of the Amended S-4.

The Merger Agreement, page 197

35.         You state that the summary describes “certain” material provisions of the merger agreement. Please remove the suggestion that this section is not materially complete.

Changes in response to the Staff’s Comment have been made to page 155 of the Amended S-4.

36.         You state that the merger agreement is not intended to provide any factual information about Cazador or Net Element, and that investors and security holders should not rely on the representations and warranties in the merger agreement. Please remove any potential implication that the merger agreement does not constitute disclosure about the company, and may not be relied upon. Statements that other disclosure regarding the company included or incorporated in the registration statement may supplement, update or modify the disclosure in the merger agreement may be appropriate. In addition, statements about the intent of the parties with respect to the information in the merger agreement at the time of execution may also be appropriate. For guidance, refer to SEC Release No. 34-51283 (March 1, 2005).

Changes in response to the Staff’s Comment have been made to page 155 of the Amended S-4.

37.         You state that the representations and warranties in the merger agreement “are qualified by” information in the disclosure schedules provided by Net Element and Cazador in connection with the signing of the merger agreement, and that the disclosure schedules modify, qualify and create exceptions to the representations and warranties set forth in the merger agreement. Please tell us whether such omitted information is material, and if material, confirm that you have disclosed it in the registration statement. For guidance, refer to SEC Release No. 34-51283 (March 1, 2005).

In response to the Staff’s Comment, the disclosures under “Representations and Warranties” on page 158 and in the first bullet point on page 161 of the Amended S-4 were revised to describe information included in the disclosure schedules to the merger agreement that may be considered material. Net Element has confirmed that, as revised, no information in the disclosure schedules provided by Net Element in connection with the signing of the merger agreement which is omitted from the registration statement is material.

Post-Merger Pro Forma Security Ownership by Certain Beneficial Owners and Management of NEI, page 209

38.         Please disclose the person or persons with sole or shared voting power and/or investment power over the shares beneficially owned by Mark Global Corporation and Cazador Sub Holdings, Ltd. See Item 18(a)(5)(ii) of Form S-4.

Ms. Maryse Mills-Apenteng July 17, 2012 Page 11

Changes in response to the Staff’s Comment have been made to pages 164 and 165 of the Amended S-4.

39.         This presentation assumes that there will be no redemptions by Cazador’s shareholders. Similar to your post-merger pro forma financial statements, please also demonstrate the impact that the maximum allowed redemptions by Cazador shareholders would have on the beneficial ownership table.

Changes in response to the Staff’s Comment have been made to pages 163 and 164 of the Amended S-4.

Description of NEI Securities, page 227

40.         Please describe any post-merger restrictions on shares held by your sponsor.

Changes in response to the Staff’s Comment have been made to pages 181 and 182 of the Amended S-4.

Registration Rights, page 230

41.         Please quantify the shares, and shares underlying warrants, entitled to registration rights.

Changes in response to the Staff’s Comment have been made to pages 182 and 183 of the Amended S-4.

Exhibit 23.1

42.         Please revise the consent of your independent registered public accounting firm, BDO USA, LLP to refer to their report from the period from April 20, 2010 (date of inception).

Changes in response to the Staff’s Comment have been made to the consent of the independent registered public accounting firm, BDO USA, LLP.

Ms. Maryse Mills-Apenteng July 17, 2012 Page 12

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0380.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre
Reed Smith LLP